Betterware de Mexico, S.A.B. de C.V.
850 Library Avenue, Suite 204

Newark, Delaware 19711

September 9, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Daniel Morris

Re:	Betterware de Mexico, S.A.B. de C.V. Registration Statement on Form F-1

Filed August 31, 2020, as amended
File No. 333-248494

Dear Mr. Morris:

Betterware de Mexico, S.A.B. de C.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-248494), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on September 11, 2020, or as soon thereafter as possible.

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Sincerely,

BETTERWARE DE MEXICO, S.A.B. DE C.V.

By:	/s/ Diana Karina Jones Villalpando
Name:	Diana Karina Jones Villalpando
Title:	Chief Financial Officer